June 14, 2024

VIA EDGAR & ELECTRONIC MAIL

Cindy Polynice

Tim Buchmiller

Division of Corporate Finance

Office of Life Sciences

United States Securities and Exchange Commission

11 F Street, NE

Washington, D.C. 20549-3561

Re:	Iris Parent Holding Corp.
Registration Statement on Form S-4
Filed November 8, 2023
File No. 333-275409

Ladies and Gentlemen:

This letter sets forth the response of Iris Parent Holding Corp. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated December 4, 2023, with respect to the Company’s Registration Statement on Form S-4, filed with the Commission on November 8, 2023 (the “Registration Statement”).

Concurrent with the submission of this letter, we are filing an Amendment No. 1 to the Registration Statement (the “Form S-4”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement. For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

June 14, 2024

Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus

Terms of the Business Combination, page 3

1.	We note your response to comment 8 and reissue in part. Your disclosure states that the shares of ParentCo Common Stock and the ParentCo Public Warrants are expected to be listed on Nasdaq. Please revise to include the substantive portion of your response, that the Nasdaq closing condition cannot be waived without recirculation or resolicitation.

RESPONSE:

We have revised the disclosure on page 4 of the Form S-4 to disclose that the Nasdaq closing condition cannot be waived without recirculation or resolicitation.

Management and Board of Directors Following the Business Combination, page 7

2.	Please also clarify here and elsewhere, if true, that ParentCo could delay compliance with the majority independent board requirement in Nasdaq Rule 5605(b) until such time as it is no longer a controlled company.

RESPONSE:

In response to the Staff's comment, we have revised the disclosure on the inside front cover and letter to stockholders, and on pages 7 and 10 of the Form S-4.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

June 14, 2024

Risks Related to Iris's Liquidity and Capital Resources, page 73

3.	We note your disclosure that Liminatus agreed to provide you with a series of advances from the proceeds of the business combination to be received by Liminatus at the closing of the business combination. That such advances have totaled $350,000 through September 11, 2023, and that you are in the process of negotiating an agreement to finalize the formal repayment terms for these advances. Please update to disclose all advances to date, update for the finalized repayment terms, clarify whether you, the Sponsor or any affiliates, have given up any equity in consideration for such advances, and clarify that such advances returned to you by Liminatus from the proceeds of the business combination will have the effect of reducing the amount of capital that would otherwise have been available to Liminatus to fund its business plans after the business combination and may cause Liminatus to need to raise capital sooner than if the advances had not been agreed to, and that any such capital raising could be dilutive to shareholders who do not redeem their shares. Please also tell us where the transactions related to the advances are reflected in the unaudited pro forma combined balance sheet. Please also update the disclosure in the third full paragraph on page 202 to reflect the advances, as appropriate.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 74 and 75 of the Form S-4.

The transactions related to the advances are not reflected in the unaudited pro forma combined balance sheet because the advances will be repaid through the proceeds of the Business Combination received by Iris Acquisition Corp.

The disclosure on page 230 of the Form S-4 has been updated to reflect the advances, as appropriate.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

June 14, 2024

Background of the Business Combination, page 100

4.	We note your response to comment 15 and reissue in part. Please revise your disclosure to clarify how the Iris board considered the disclosed conflicts of interest with Cantor in negotiating and recommending the business combination. Moreover, please revise to disclose the acquisition criteria set forth in your 8-K filed on July 27, 2022, and clarify how Liminatus met those criteria.

RESPONSE:

We have revised the disclosure on page 110 of the Form S-4 to include further description of how the Iris board considered the disclosed conflicts of interest with Cantor in negotiating and recommending the business combination.

We have further revised the disclosure on pages 111-112 of the Form S-4 to disclose the acquisition criteria, and how Liminatus met those criteria.

5.	We note your response to our prior comment 16, and reissue in part. Please revise your disclosure to further discuss the factors and conditions that supported and led to a final enterprise valuation of $250 million.

RESPONSE:

We have revised the disclosure on pages 109-110 of the Form S-4 to include further description of the factors and conditions that supported and led to a final enterprise valuation of $250 million.

Regulatory Matters, page 114

6.	We note from your response to comment 17 that the parties to the Business Combination have determined that the transaction does not meet the relevant HSR Act thresholds, so the parties do not intend to make any notice filings under the HSR Act. If your response is accurate, please revise your disclosure, that the Business Combination and the transactions contemplated thereby are not subject to any additional regulatory requirements except for filings under the HSR Act and the expiration of any applicable waiting period thereunder, to reconcile with your response.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

June 14, 2024

RESPONSE:

We have revised the disclosure on pages 10 and 104-105 of the Form S-4 in response to the Staff’s comment.

Business of Liminatus, page 171

7.	We note your revisions in response to comment 23, and reissue in part. Please revise your disclosure to remove all statements related to the safety and efficacy of your product candidates. For example, we continue to note the following statements:

●	“The GCC Vaccine has demonstrated a good safety profile in a Phase I clinical trial...” (page 179);

●	“This vaccine vector employs recombinant human type 5 adenovirus (rAd5) and is rendered replication-deficient, increasing safety associated with its clinical use.” (page 181); and

●	“The … efficacy, and safety of Ad5.F35-mGCC-S1 has been demonstrated...” (page 184).

RESPONSE:

We have revised the disclosure on pages 185, 187 and 190 of the Form S-4 in response to the Staff’s comment.

Management of ParentCo Following the Business Combination, page 207

8.	It appears that Mr. Dam, Dr. Yoo, Dr. Lee and Dr. Choi are currently employed by other entities. Please indicate whether these officers will continue to serve at the other entities after the business combination or will serve full time at Liminatus. If they will continue to also serve at other entities, please disclose potential conflicts of interest and include risk factor disclosure as appropriate, including, as indicated in your response to comment 30, that Liminatus has no employment agreements with its executive officers. Since the executive officers appear to be joining Liminatus at the time of the business combination, please include appropriate risk factor disclosure as requested by comment

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

June 14, 2024

RESPONSE:

The named executive officers will be joining Liminatus full-time at the time of the business combination. We have added the requested risk factor disclosure on page 53 of the Form S-4

Beneficial Ownership of Securities, page 219

9.	We note your revisions in response to comment 32. Please further revise to identify in footnote 2 the natural persons who have voting and/or investment power over the shares held by the Sponsor.

RESPONSE:

We have further revised footnote 2 on page 226 of the Form S-4 to identify the natural persons who have voting and/or investment power over the shares held by the Sponsor.

Condensed Financial Statements

Unaudited Financial Statements of Liminatus Pharma, LLC, page F-44

10.	We note that you have labeled the financial statements as unaudited in the Index to financial statements on page F-1. Please revise your filing to label the headers for the condensed financial statements and the footnotes as unaudited to clearly distinguish between audited and unaudited financial information.

RESPONSE:

We have labeled the headers for the condensed financial statements and related notes to the financial statements as unaudited.

The Company believes the foregoing fairly responds to the Staff’s comment in its letter dated December 4, 2023, and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Chauncey Lane, at (214) 969-1278.

Cindy Polynice

Tim Buchmiller

U.S. Securities & Exchange Commission

June 14, 2024

Sincerely,

/s/ Sumit Mehta
Name:	Sumit Mehta
Title:	Chief Executive Officer

cc: Chauncey Lane, Esq., Holland & Knight LLP